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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          American Exploration Company
                                (Name of Issuer)

                     Common Stock, $.05 par value per share
                         (Title of Class of Securities)

                                   025762-10-5
                                 (CUSIP Number)

     John Stine, Esq., 51 Madison Avenue, New York, NY 10010 (212) 576-7643
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:  See Rule 13d-1(a) for parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 025762-10-5                                          Page 2 of 6 Pages


1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         New York Life Insurance Company
         I.R.S. Identification No. 13-5582869

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      / /                                (b)      / /

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         N/A

5)       CHECK BOX IF DISCLOSURE OF LEGAL
         PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)         / /

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

                           7)       SOLE VOTING POWER

                                    712,083 shares, including 545,416 shares of
                                    Common Stock and 100,000 Depositary Shares
                                    which are convertible into 166,667 shares of
                                    Common Stock.
    NUMBERS OF
      SHARES               8)       SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY                      None
       EACH
     REPORTING             9)       SOLE DISPOSITIVE POWER
      PERSON
        WITH                        712,083 shares, including 545,416 shares of
                                    Common Stock and 100,000 Depositary Shares which are convertible into 166,667 shares of Common Stock.

                           10)      SHARED DISPOSITIVE POWER

                                    None
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CUSIP No. 025762-10-5                                          Page 3 of 6 Pages


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         712,083 shares, including 545,416 shares of Common Stock and 100,000 Depositary Shares which are convertible into 166,667 shares of Common Stock.

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*               / /

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.492% of Common Stock

14)      TYPE OF REPORTING PERSON*

         IC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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New York Life Insurance Company                                Page 4 of 6 Pages
CUSIP No. 025762-10-5


ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 7 to Schedule 13D relates to the common stock, par value $.05 per share (the "Common Stock"), of American Exploration Company, a Delaware corporation (the "Company"), with principal executive officers at 1331 Lamar, Houston, Texas 77010 and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Amendment No. 7 is being filed on behalf of New York Life Insurance Company, a mutual insurance company organized under the laws of the State of New York ("NYLife"), with its principal business and principal office located at 51 Madison Avenue, New York, New York 10010.

                  During the last five years, none of NYLife or, to the best of the knowledge of NYLife, its officers or directors has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable

ITEM 4.           PURPOSE OF TRANSACTION.

                  Sale of 436,113 shares of Common Stock in a public offering by the Company pursuant to registration rights previously granted to NYLife by the Company. NYLife does not have any present plans or proposals which relate to or which would result in (i) the acquisition by any person of securities of the Company or the disposition of additional securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of the Company, (v) any material change in the present capitalization or dividend policy of the Company,
(vi) any other material change in the Company's business or corporate structure,
(vii) changes in the Restated Certificate of Incorporation or Bylaws of the Company or from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted
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New York Life Insurance Company                                Page 5 of 6 Pages
CUSIP No. 025762-10-5


from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, NYLife beneficially owns 545,416 shares of Common Stock and 100,000 depositary shares, each representing 1/200th interest in one share of $450 Cumulative Convertible Preferred Stock, Series C of the Company (the "Depositary Shares"). The Depositary Shares are convertible into 166,667 shares of Common Stock of the Company. On a fully diluted basis this represents approximately 4.492% of the Common Stock of the Company.

         (b) NYLife has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 712,083 shares of the Company, including 545,416 shares of Common Stock and 100,000 Depositary Shares, convertible into 166,667 shares of Common Stock. NYLife has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of, 0 shares of the Company.

         (c) NYLife sold 379,229 shares of Common Stock at a price of $12.875 per share and 56,884 shares of Common Stock at a price of $12.875 in a public offering by the Company which was concluded on November 12, 1996.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) On November 12, 1996, NYLife ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable
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New York Life Insurance Company                                Page 6 of 6 Pages
CUSIP No. 025762-10-5


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


November 15, 1996                           NEW YORK LIFE INSURANCE COMPANY



                                            By       /s/ William Y. Cheng
                                                     ___________________________
                                                     William Y. Cheng
                                                     Vice President